United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: September 17th, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Pro forma historical net sales and income from operations
excluding mobile phones business contributed to joint venture with TCL

Paris, September 6, 2004 — Alcatel (Paris: CGEP.PA and NYSE: ALA) and TCL announced the start of operations of their joint venture TCL & Alcatel Mobile Phones Limited on August 31, 2004. The business contributed to the joint venture by Alcatel will be accounted for as discontinued operations for the period January 1, 2004 to August 30, 2004. The 45% of the joint venture owned by Alcatel will thereafter be consolidated as an equity affiliate.

For comparison purposes the table below gives quarterly pro forma net sales and income (loss) from operations for year-to-date 2004 and for 2003 consistent with the current structure.

The business contributed to the joint venture reported into the mobile communications group.

Alcatel will report third quarter results on October 28, 2004.

	2004		2003				2003
Euro millions	Q2(1)	Q1(1)	Q4(1)	Q3(2)	Q2(3)	Q1(3)	12M
Sales *	2,951	2,570	3,488	2,753	2,866	2,653	11,760
Income from Operations *	213	104	338	172	46	(104)	452
Unit shipments (sell-out) millions
Pro forma adjustments:	1.80	1.90	2.90	1.53	1.52	1.73	7.68
Sales	(127)	(140)	(243)	(118)	(101)	(140)	(602)
Income from Operations	23	18	2	28	34	25	89

*	Sales and income from operations excludes for comparison purposes mobile phones, optical fiber, SAFT and Optronics as follows:

(1)	excludes mobile phones and optical fiber
(2)	excludes mobile phones, optical fiber and SAFT
(3)	excludes mobile phones, optical fiber, SAFT and Optronics

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel: +33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel: +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com